May 7, 2025

Lei Zhang
Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

       Re: Cheche Group Inc.
           Post-Effective Amendment No. 3 to Form F-1 on Form F-3
           Filed May 6, 2025
           File No. 333-274806
Dear Lei Zhang:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to Form F-1 on Form F-3
Cover page

1. We note your response to prior comment 1 and your revised disclosure that the "PRC government has significant oversight and discretion over the conduct of [your]
       business and may intervene with or influence [your] operations as the government deems appropriate to further regulatory, political and societal goals."
       Please remove the phrase "to further regulatory, political and societal goals."
Summary of the Prospectus
Risks Related to Doing Business in China, page 11

2. We note your response to prior comment 2 and your revised disclosure. Please further revise the first bullet point in this section to disclose the risks that your corporate
       structure and being based in or having the majority of the company   s
operations in
 May 7, 2025
Page 2

       China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
       and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note your response to prior comment 2 and your revised disclosure. Please further revise the second bullet point in this section to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
       Administration of China (CAC) or any other governmental agency that is required to
       approve the VIE   s operations, and state affirmatively whether you have
received all
       requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. We note your response to prior comment 2 and your revised disclosure in this section.
       Please further revise the third bullet point to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the
       PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 7, 2025
Page 3

       Please contact Tonya Aldave at 202-551-3601 or Christian Windsor at 202-551-3419
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Ke Ronnie Li, Esq.